02041541

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 0-30530

P.E.
5-31-02

Supplement for Month of May, 2002

Crayfish Co., Ltd.

(Translation of registrant's name into English)

WICS Bldg., 6th Floor, 2-1, Ikebukuro 2-chome,
Toshima-ku, Tokyo 171-0014 Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No_X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Information furnished on this form:

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crayfish Co., Ltd.

Date: June 17, 2002

By: Amane Horichi
Amane Horichi
President and Representative Director

TOKYO: 17446.13

Crayfish

June 18, 2002

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Re: Crayfish Co., Ltd. -- Information Furnished on Form 6-k pursuant to Rule 13a-16 under the Securities Exchange Act of 1934 (Commission File No. 0-30530)

Dear Sirs:

On behalf of Crayfish Co., Ltd. (the "Company"), a joint stock company incorporated under the laws of Japan, enclosed is the Company's report on Form 6-K and a document to be furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). Eight Copies of such report are enclosed.

In accordance with paragraph (c) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Crayfish Co., Ltd. 6th Floor, WICS Bldg., 2-2-1 Ikebukuro
Toshimaku-ku, Tokyo 171-0014 Japan
Tel: 03-5957-0644 Fax: 03-5957-0747 ir@Crayfish.co.jp http://crayfish.co.jp

If you have any questions in connection with this matter, please contact Mr. Eric Sibbitt at Sullivan & Cromwell's Tokyo office (telephone: 813-3213-6140; facsimile: 813-3213-6470).

Please acknowledge receipt of this material by stamping the receipt copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

Very truly yours,

Takayasu Higuchi

(Enclosures)

Crayfish Co., Ltd.

2001 ANNUAL REPORT

Year Ended September 30, 2001

	THOUSANDS OF YEN			THOUSANDS OF U.S. DOLLARS
FOR THE YEAR	1999	2000	2001	2001
Total revenues	Yen 811,687	Yen 6,728,865	Yen 5,311,814	$ 44,551
Loss from Operations	(433,454)	(1,003,320)	(7,353,696)	(61,677)
AT YEAR END				
Total shareholders' equity	4,142,249	25,027,240	15,376,806	128,967

PROFILE

In May 1998, Crayfish pioneered the e-mail hosting market for small and medium-sized enterprises (SMEs) by offering its primary hosting solution "DESKWING". DESKWING was a tremendous success and enabled the Company to carve out a strong presence in the Internet hosting sector. As a result, the Company was publicly listed on both Japan's MOTHERS market and NASDAQ in the US in March 2000, the first time in history a Japanese company had been simultaneously publicly listed on both markets.

New management was appointed in June 2001 and sought to carry out broad restructuring of the Company based upon its "Business Revival Plan". Thereafter, the Company's financial condition greatly improved and the Company obtained quarterly positive net income at the end of December 2001 for the first time since its IPO.

While Japan's Internet industry has been rapidly changing everyday, the Company has continued to provide high quality services for customers while making efforts to provide better products and services and customer supports everyday. The Company seeks to grow further using its knowledge and experience as an industry pioneer and aims to become Japanese SMEs' dominant hosting service by offering total-quality products.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements based upon our current expectations, assumptions, estimates and projections about our business and industry in light of the information currently available to us. To the extent that statements in this annual report on Form 20-F do not relate strictly to historical or current facts, they may constitute forward-looking statements.

These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. Our actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors.

Important risks and factors that could cause our actual results to differ materially from our expectations are generally discussed in Item 3.D (refer to current 20-F) and include, without limitation:

- that we may be unable to retain existing customers and expand the size of our customer base,
- that we may be unable to develop an effective marketing channel, and
- the outcome of securities class action litigation against us.

We undertake no obligation to publicly update any forward-looking statement after the date of this annual report, but investors are advised to consult any further disclosures by us in our subsequent filings pursuant to the Securities Exchange Act of 1934.


TO OUR SHAREHOLDER·····P02~P06
Crayfish's New Business Revival Plan
Enhance Products and Services
Enhance Sales Force Performance
Acquire *SME Customers
Enhance Customer Support
*: SME ="small and medium-sized enterprise"
DESKWING
http://www.crayfish.co.jp/home/



Introduction

I would like to begin my report on this fiscal year's results with positive news. Until September 2001 Crayfish had not posted a profit since becoming a publicly listed company. In September 2001, we posted a monthly operating and net profit for the first time since our listing. We then posted our first positive quarterly results as a public company in 1Q.FY2002 (ended September 2002); posting an operational profit of 576 million yen, a net profit of 572 million yen and a gross profit of 853 million yen. As the attached chart indicates, in the same quarter we were able to achieve a positive total cash flow of 599 million yen. We can confidently say that this achievement was the result of restructuring based on Crayfish's new Business Revival Plan (the "Plan").

Upon my appointment in June 2001 as Chief Director responsible for Finance and Business Management, I was asked to head the rebuilding of Crayfish. I analyzed and reviewed the Company's managerial data and saw the need for immediate improvement. Against monthly outlays of 700 million yen, monthly revenues were 300 million yen, resulting in monthly losses of 400 million yen and an accumulated deficit of over 10 billion yen. Company executives were only vaguely aware of the company's dire financial condition. Crayfish was like a sick patient, with massive hemorrhaging, an unresponsive immune system and no awareness of the severity of its condition. The only remedy was emergency surgery. There was absolutely no time to waste. On July 25th 2001, one month after my appointment, I publicly announced the Plan and commenced immediate action to cure Crayfish. The surgery began. Would the operation be a success?

Crayfish had little strength, but a faint ray of hope for survival emanated from the market. The number of small and medium-sized enterprises ("SMEs") in Japan numbered 4.83 million, but only 450 thousand held .jp domains. Moreover, demand for rental servers and e-mail hosting services was rapidly expanding. It seemed to me that Crayfish could become profitable by specializing in e-mail hosting services and appropriately modifying its operating expenses. Since implementing the Plan, the patient's fate has been in my hands and dependent upon my surgical technique. I have sought to carry out the plan with strong will and determination to bring the patient to good health.

The 3 cornerstones of the Plan are: "Clarifying the business strategy," "Reconstructing the business model," and "Revising the marketing strategy."


Net Income
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1-3 4-6 7-9 10-12 1-3 4-6 7-9 10-12
2000
2001


Operating Income
1000
0
-1000
-2000
-3000
-4000
-5000
1-3 4-6 7-9 10-12 1-3 4-6 7-9 10-12
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2001


Total Cash Flow
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0
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10-12 1-3 4-6 7-9 10-12
2000
2001

Clarifying the Business Strategy

Although Crayfish had consistently focused on hosting services for SMEs as its core business, it had diversified into new businesses before it had achieved sustainable profit necessary to support such activities. As a result, the cost of research and development, sales administration and other expenses had ballooned and caused profits to decline. Under the Plan, we withdrew from or canceled many of these unprofitable new businesses and refocused on our core business, Internet hosting.

Reconstructing the Business Model

In June 2001, our DESKWING operation had not been fully developed into a viable business model. We were stuck in the vicious cycle of 'the more-you-sell-the-more-you-lose' (ie. more clients produce higher losses) without commensurately reducing cost of sales, general and administrative expenses. To reduce cost of sales, we first reviewed our server business, and found that our servers were high-quality and reliable but over-equipped, resulting in enormous operating expenses. Accordingly, we moved to integrate into our network reliable and low-cost servers with specifications that appropriately accommodated our core business and capacity, and allowed us to focus on cost conscious SMEs.

We have adopted the following measures to control selling, general & administration expenses:

- We have withdrawn from or canceled unprofitable operations to reduce research & development costs.
- We have reviewed and modified or canceled, where appropriate, consultancy contracts.
- To reduce labor costs, we have reallocated excessive human resources and carried out other structural reforms. By September 2001, we had reduced full-time employees by approximately 70%, from 251 at the end of June 2001 to 76 at September 2001. During the course of this restructuring, we assisted employees who left with finding subsequent positions, enabling us to restructure without conflicts.
- We have improved our corporate administration system by introducing a budgeting system which makes each operating division responsible for its own budget, creating an awareness of corporate costs amongst employees. Improvements in our corporate approval system have also resulted in significant expense reductions.

As a result of the aforementioned actions, we can proudly say that we have exceeded our monthly 60% SG&A and cost of sales reduction targets for September 2001. On a quarterly basis, SG&A expenses for 4Q.FY2001 were 659 million yen, compared with 841 million yen in 3Q.FY2001. By 1Q.FY2002, SG&A expenses had fallen to 186 million yen, restructuring had been completed and we services. Long-term discount campaigns only resulted in revenue loss. Learning a lesson from this negative cycle, our strategy shifted towards strengthening the brand image of our product. The challenge now is how to add value to DESKWING to make it more attractive. Based on marketing data and research, we intend to provide a variety of products and broadly priced services to meet customer needs for DESKWING-related services.

Strengthening our DESKWING security and support systems is essential for customer satisfaction. To address security matters, our partnership with Network Associates Co., Ltd. has won us customer confidence. We have also moved our previously outsourced customer support operations in-house, a move that has received praise from our customers. Moving the call center in-house has also enabled us to collect detailed feedback from customers and to ascertain customer needs by directly communicating with customers. Such detailed feedback has helped us to successfully enhance our services and to develop new products. We are striving to win further customer satisfaction by enhancing technical support and delivering an email magazine to customers.

Revising the Marketing Strategy

After investigating the state of our sales system, we have made the following changes to improve the effectiveness and efficiency of our marketing resources.

1. Result-based system
   To incentivize our sales force, we have switched from a compensation system based on annual income to one based on commission, and switched from a bi-annual to a monthly evaluation system.

2. Clear performance targets
   Each division closely watches and manages performance targets.

3. Clear evaluation and assessment standards
   The gross profit obtained by each salesperson has become an additional essential feature of this system.

To improve our sales system we have hired a highly skilled sales force and refocused our sales activities on customers and improving sales productivity. As one of its primary tasks, Crayfish has focused on educating its sales force to better understand customers and their needs, and to provide product-improvement proposals and support in response to customer needs. We have concentrated on using our customer database to improve sales force productivity and we have also asked former customers to investigate reasons for their cancellations. We have merged sales and support to reduce customer cancellations, improve customer satisfaction and to enable us to conduct our sales through the close coordination of our sales and production teams. Above all, we continue to strive for professional, reliable and informative communication with customers.

As a result of the improvements mentioned above, in 4Q.FY2001 we had procured 597 new customers with only 9 salespersons (a monthly average of 22.1 new customers per salesperson), versus 865 customers with 106 salespersons in 3Q.FY2001 (monthly average of 2.7 new customers per salesperson).

From Revival Stage to Stable Growth Stage

This once critically ill patient has survived serious surgery and begun to recover, steadily growing more healthy day by day. In the mid to long-term, we plan to protect and support our customers through the strength of our brand power. We will also strive to support SMEs' entry into the IT world, and to strengthen our sales and customer support systems.

I have taken the leadership role in reviving Crayfish as the Chief Director Responsible for Finance and Business Management, and exceeded the target figures promised to customers. As of November 11, 2001, I was appointed President and Representative Director. It is my goal to lead the company to sustainable growth of revenue and gross profit, and to maximize shareholder values.

Shenqiu Liu
President and Representative Director
Crayfish Co., Ltd.

As of December 31, 2001

Shenqiu Liu — Representative Director, President and Chief Executive Officer

Koji Yamamoto — Director

Shinya Kinoshita — Director, Chief Financial Officer

Amane Horiuchi — Director

Kazuhiko Yabe — Corporate Auditor

Satoshi Suga — Corporate Auditor

Junji Tsuge — Corporate Auditor

Shunji Harane — Corporate Auditor

As of December 31, 2001



FINANCIAL SECTION

You should read the following discussion of our financial condition and results of operations together with our financial statements and the accompanying notes to those financial statements. This section contains forward-looking statements and you should read the discussion relating to forward-looking statements appearing at the beginning of this annual report.

A.OVERVIEW.

We provide e-mail hosting services to small and medium-sized enterprises in Japan. Starting with the launch of DESKWING in May 1998, we have focused on DESKWING and related services. In the year ended September 30, 2001, substantially all of our revenues came from DESKWING and related services.

Previously, we also derived revenues from our prior hosting system "SSOS" (from licensing and operating our server-hosting platform technology to internet service providers) and system development (Web-site design and consulting). We have been phasing these services out in recent years and, following the implementation of our Business Revival Plan in July 2001, discontinued our "Other Hosting Services" and "Systems Development Services" segments, leaving only our "Deskwing Hosting Services" segment. Less than 1.4% of our revenues for the year ended September 30, 2000 came from these discontinued services. In the year ended September 30, 2001, we received no revenues from SSOS and only nominal revenues from system development services.

As a result, reclassifications have been made to the statements of operations data for the years ended September 30, 1999 and 2000 to conform to the presentation for the year ended September 30, 2001. We have accounted for our discontinued operations in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Accordingly, the discontinued segments' historical results of operations together with losses attributable to the disposal of related assets and settlement of related liabilities have been reflected as discontinued operations in the statements of operations.

In addition, service fees, comprising primarily fees paid to Hikari Tsushin for its services as sales agent prior to the November 2001 termination of our agreement with Hikari Tsushin, have been included in cost of revenues. In previous years, service fees were included under operating expenses. We have reclassified these fees for each of the fiscal years ended September 30, 1999, 2000 and 2001.

REVENUES

Revenues consist primarily of fixed monthly fees paid by our customers to us. The contract for basic DESKWING service provides for an initial payment of Yen30,000 and a monthly fee of Yen10,000. Services commence on the first day of the month following the month in which the subscription application is processed. Previously, we waived the initial Yen30,000 payment for marketing purposes. We generally no longer discount this fee for new subscribers. Additional monthly fees for our Web hosting service, to which approximately 90% of our customers subscribe, are Yen1,000. Fees for other services vary. Fees for additional services comprised approximately 10% of our revenues for the year ended September 30, 2001. Revenues are recognized on a monthly basis over the contract period, beginning when the subscription fee for the first month is collected. Cancellation fees are recognized when received, provided all obligations under the contract have been fulfilled.

The following table shows, for each of the quarters indicated, the number of new DESKWING service customers, the number of customers that terminated our services and the quarter-end number of current customers. Our contract with each customer includes a restriction that the customer cannot terminate the contract during the first year and must provide two-months' prior notification of termination.

Year ended September 30,

	1999		2000				2001			
	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
New	6,783	11,779	18,024	28,055	15,784	6,480	2,010	321	923	597
Cancelled	185	651	1,308	3,840	8,879	16,552	10,919	9,691	6,648	4,651
Quarter-end Balance	10,480	21,608	38,324	62,539	69,444	59,372	50,463	41,093	35,310	31,257

COST OF REVENUES

We include expenses related to DESKWING and its related services either as part of cost of revenues or as part of operating expenses. The principal expense items related to DESKWING and its related services which are accounted for as cost of revenues as they are incurred are as follows:

- Initial and Ongoing Fees for Acquisition and Maintenance of a Domain Name. These fees are payable to the relevant administrator of the domain name registry as follows:

  For Japanese domain names, we pay Yen4,762 per name to Japan Network Information Center, or JPNIC, for the acquisition of a domain name. We also pay an annual JPNIC membership fee of Yen5,000 per registered name, based on the number of registered domain names we have obtained. From April 2001, the fee is Yen4,762 for the acquisition of a domain name and the first year of registration, with annual registration fees of Yen3,500 thereafter.

  We pay Yen3,500 to Japan Registry Service Co., Ltd. for the registration of a Japanese domain name. We also pay an annual fee of Yen3,500 per registered name, based on the number of registered domain names we have obtained after the first year from the registration.

  For U.S. domain names, we pay to Verisign $14.50 per top level domain name annually. Prior to November 2001, we had paid $70 per name for the first two years, and $35 for each year thereafter.

- Service fees. Prior to November 2000, a service fee was payable to Hikari Tsushin for its services as our sales agent. This service fee was equal to 50% of monthly fees and 10% of fees from additional services. Information on related party transactions is provided in Item 8 (refer to carrent 20-F).

- Outsourcing Fees for Our Customer Support Services. We terminated the contract with Telemarketing Japan, which previously provided our customer support services, in August 2001. The fees for these outsourced services are included in cost of revenues. Since September 2001, we have been providing in-house customer support services and expenses related to such services are included in selling, general and a dministrative expenses.

- Initial Promotional Fees. Prior to termination of our contract with ITOCHU Technology, Inc. in July 2000, a $30 promotional fee was payable to Hikari Tsushin for each new subscription.

Some of our expenses are initial one-time expenses we incur only in the month in which a new service application is processed. On the revenue side, we generate monthly fees from our subscribers. Relatively large initial one-time expenses can only be recouped over a period of time by the monthly fees after they cover on-going expenses. If the number of new subscriptions in a given period of time is large compared to the size of the existing subscriber base, we may suffer large operating losses for such period.

OPERATING EXPENSES

Our operating expenses include the following:

- Selling, General and Administrative Expenses. Our selling, general and administrative expenses include personnel expenses associated with our management and administrative functions, office rent for our headquarters, advertising expenses, depreciation and amortization expenses and expenses incurred in connection with in-house customer support.

- Research and Development Expenses. In order to enhance the functionality of our services and develop new services, we incur research and development expenses for our in-house research and development activities for outsourcing technical work to third parties. Through July 2001, we incurred significant research and development costs to develop a new hosting service which we have discontinued. Subsequently, we have substantially scaled down our research and development plans though we could change this policy if we identify appropriate opportunities to grow our business.

- Loss on Impairment of Equipment. A Yen2,111 million loss on impairment of equipment was incurred in connection with the termination of the Lease Contract with IBJ Leasing Co., Ltd. in July 2001.

- Loss on Impairment of Purchased Intangible Servicing Asset. A Yen3,500 million loss on impairment of purchased intangible servicing asset was recognized in the fiscal year ended September 30, 2001 in connection with the termination in November 2000 of our marketing agreement with Hikari Tsushin. Upon termination we paid Hikari Tsushin Yen3,500 million based on an independent valuation of the fair value of the expected future net revenues to be received by Hikari Tsushin under the agreement. The expected future revenues were based on pricing terms then in effect with customers and on estimated future cancellation rates. Subsequent to termination of the agreement, actual cancellation rates increased significantly from those projected and we implemented a 50% reduction in the monthly fee charged for our DESKWING hosting service.

RESULTS OF OPERATIONS

As an aid to understanding our historical operating results, the following table shows items from our statements of operations for the periods indicated in yen amounts and as a percentage of total revenues. Our historical operating results are not necessarily indicative of the results for any future period.

Year ended September 30,
(in thousands, except percentages, per share amounts and numbers of shares)

STATEMENTS OF OPERATIONS DATA:	1999(1)			2000(1)			2001(2)		
Revenue	Yen	811,687	100.0%	Yen	6,728,865	100.0%	Yen	5,311,814	100.0%
Cost of revenues(3)		796,212	98.1%		5,653,051	84.0%		3,391,888	63.9%
Gross profit		15,475	1.9%		1,075,814	16.1%		1,919,926	36.1%
Operating expenses(3)		448,929	55.3%		2,079,314	30.9%		9,273,622	174.6%
Loss from operations		(433,454)	(53.4)%		(1,003,320)	(14.9)%		(7,353,696)	(138.4)%
Other income (expense), net		(19,090)	(2.4)%		7,665	.1%		(1,047,112)	(19.7)%
Loss from continuing operations before provision for income taxes		(452,544)	(55.8)%		(995,655)	(14.8)%		(8,400,808)	(158.2)%
Provision for income taxes		2,981	0.4%		3,800	--		3,800	--
Loss from continuing operations		(455,525)	(56.1)%		(999,455)	(14.9)%		(8,400,808)	(158.2)%
Gain (loss) from operations of discontinued business segments		99,786	12.3%		(542,129)	(8.1)%		(1,164,113)	(21.9)%
Net loss	Yen	(355,739)	(43.8)%	Yen	(1,541,584)	(22.9)%	Yen	(9,568,721)	(180.1)%
Basic and diluted loss per common share loss from continuing operations per share	Yen	(100,958.55)		Yen	(106,859.30)		Yen	(823,496.77)	
Gain (loss) from operations of discontinued business segments per share		22,115.69			(57,963.11)			(114,061.63)	
Net loss per share	Yen	(78,842.86)		Yen	(164,822.41)		Yen	(937,558.40)	
Shares used in per share calculation - basic and diluted		4,512			9,353			10,206	

(1) Reclassifications have been made to conform to the presentation for the year ended September 30, 2001. We have accounted for our discontinued operations in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Accordingly, the discontinued segments' historical results of operations together with losses attributable to the disposal of related assets and settlement of related liabilities have been reflected as discontinued operations in our statements of operations.

(2) As a result of the elimination of the "Other Hosting Services" and "Systems Development Services" segments for the year ended September 30, 2001, the presentation of statements of operations data has changed from previous fiscal years. We have accounted for our discontinued operations in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a

(3) Service fees paid to Hikari Tsushin previously included under operating expenses have been reclassified as part of cost of revenues for the years ended September 30, 1999, 2000 and 2001. Included in the reclassifications made to the 1999 and 2000 statements of operation are service fees paid to Hikari Tsushin of Yen364,477 thousand for the year ended September 30, 1999 and Yen3,291,737 thousand for the year ended September 30, 2000. Previously, those amounts were included under operating expenses, but have been reclassified as part of revenues to conform with the 2001 presentation.

YEAR ENDED SEPTEMBER 30, 2001 COMPARED TO YEAR ENDED SEPTEMBER 30, 2000

REVENUES. Revenues decreased 21.1% from Yen6,729 million in year ended September 30, 2000 to Yen5,312 million in the year ended September 30, 2001. The decrease in revenues was mainly attributable to a decline in net DESKWING revenues as a result of a decrease in the number of DESKWING subscribers. In the year ended September 30, 2001, DESKWING revenue accounted for 99.7% of total revenue. There were 31,257 subscribers as of September 30, 2001, a 47.4% decrease from 59,372 subscribers as of September 30, 2000.

COST OF REVENUES. Cost of revenues decreased 40.0% from Yen5,653 million in the year ended September 30, 2000 to Yen3,392 million in the year ended September 30, 2001. Cost of revenues decreased as a result of the decrease in costs due to the decrease in DESKWING subscribers and lower service fees paid to Hikari Tsushin. Service fees paid to related parties decreased by 79.9% to Yen657 million in the year ended September 30, 2001 from Yen3,292 million in the year ended September 30, 2000 due to the termination of our contract with Hikari Tsushin.

GROSS PROFIT. Gross profit increased 78.4% from Yen1,076 million in the year ended September 30, 2000 to Yen1,920 million in the year ended September 30, 2001, reflecting a decrease in cost of revenues. Gross profit margin increased from 15.6% in the year ended September 30, 2000 to 36.1% in the year ended September 30, 2001.

OPERATING EXPENSES. Operating expenses for the year ended September 30, 2001 increased by 346.1% from Yen2,079 million in the year ended September 30, 2000, to Yen9,274 million. The increase reflected an increase in selling, general and administrative expenses, as a result of increases in employment costs and commission fees, as well as the recognition of impairment of servers and other equipment and intangibles in connection with our ongoing restructuring.

Selling, general and administrative expenses increased by 85.3% to Yen1,714 million in the year ended September 30, 2001 from Yen925 million in the year ended September 30, 2000.

As a result of increases in cancellations by subscribers, we recognized a loss on impairment of purchased intangible service assets of Yen3,500 million in connection with the termination of our marketing agreement with Hikari Tsushin. We also recognized a loss on impairment of equipment of Yen2,111 million relating to the termination of our contract with IBJ for leasing of servers and related equipment.

LOSS FROM OPERATIONS. Operating loss of Yen7,354 million in the year ended September 30, 2001 increased from operating loss of Yen1,003 million for the year ended September 30, 2000, primarily due to the recognition of an impairment for intangible assets acquired from Hikari Tsushin in connection with the termination of the marketing agreement and the impairment of equipment.

OTHER INCOME (EXPENSE), NET. Other income (expense), net in the year ended September 30, 2001 decreased to Yen1,047 million in net expense from net income of Yen8 million in the year ended September 30, 2000. This decrease was primarily due to a loss on devaluation of investments in Intranet K.K., loss on sale of MCC Holdings shares and an allowance for uncollectable short-term loan.

LOSS FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES. Loss from continuing operations before provision for income taxes increased to Yen8,401 million for the year ended September 30, 2001 from Yen999 million for the year ended September 30, 2000.

PROVISIONS FOR INCOME TAXES. For both the year ended September 30, 2000 and the year ended September 30, 2001 we incurred net losses for Japanese tax purposes and have not recognized any tax provision or benefit. Operating loss carryforwards for tax purposes for the year September 30, 2001 amounted to approximately Yen4,841 million and are available to offset future taxable income. We believe that it is more likely than not that the deferred tax assets will not be realized so we have recorded a full valuation allowance for these deferred tax assets. Provision for income taxes amounted to Yen3.8 million in each of the year ended September 30, 2001 and the year ended September 30, 2000. In each of these years, we paid the pro-rated portion of resident taxes.

LOSS FROM CONTINUING OPERATIONS. Loss from continuing operations increased to Yen8,405 million for the year ended September 30, 2001 from Yen999 million for the year ended September 30, 2000.

GAIN (LOSS) FROM OPERATIONS OF DISCONTINUED BUSINESS SEGMENTS. Loss recorded from operations of discontinued business segments increased to Yen1,164 million for the year ended September 30, 2001 from Yen542 million for the year ended September 30, 2000.

NET LOSS. As a result of these factors, net loss increased to Yen9,569 million in the year ended September 30, 2001 from a net loss of Yen1,542 million in the year ended September 30, 2000.

YEAR ENDED SEPTEMBER 30, 2000 COMPARED TO YEAR ENDED SEPTEMBER 30, 1999

REVENUES. Total revenues increased by 728.7% from Yen812 million in the year ended September 30, 1999 to Yen6,729 million in the year ended September 30, 2000. The growth of

COST OF REVENUES. Cost of revenues increased 610.2% from Yen796 million in the year ended September 30, 1999 to Yen5,653 million in the year ended September 30, 2000, but decreased as a percentage of total revenues from 98.1% to 84.0%. The increase was mainly associated with the cost of revenues resulting from sales of DESKWING and related services.

GROSS PROFIT. Gross profit increased from Yen15.5 million in the year ended September 30, 1999 to Yen1,076 million in the year ended September 30, 2000, reflecting strong growth in revenues. Gross profit margin improved from 1.9% to 16.0%. This improvement is mainly the result of lower cost of revenues as a percentage of these revenues in the year ended September 30, 2000.

OPERATING EXPENSES. Operating expenses for the year ended September 30, 2000 increased by 363.0% from Yen449 million in the year September 30, 1999 to Yen2,079 million in the year ended September 30, 2000. The increase primarily reflected increases in research and development expenses as well as increased expenses for sales promotion to related parties and selling, general and administrative expenses as a result of increases in the size of our customer base.

Sales promotion expenses to related parties increased by 257.9% to Yen204 million in the year ended September 30, 2000 from Yen57 million in the year ended September 30, 1999 due to the increase in customers primarily for Hitmail and related services.

Selling, general and administrative expenses increased by 174.5% to Yen925 million in the year ended September 30, 2000 from Yen337 million in the year ended September 30, 1999, due to increases in recruiting expenses, higher salary costs due to increased numbers of employees and higher office rent associated with our expansion.

Research and development expenses increased from Yen50 million in the year ended September 30, 1999 to Yen945 million in the year ended September 30, 2000. These expenses were primarily associated with our R&D activities for the development of Crayfish 4000, an operations platform for larger businesses, and the development of additional services for Crayfish 2000, our proprietary web-based operating software.

LOSS FROM OPERATIONS. Operating loss of Yen1,003 million in year ended September 30, 2000 increased from operating loss of Yen433 million for the year ended September 30, 1999, primarily due to the increase in services fees and sales promotion expenses paid to Hikari Tsushin and research and development expenses.

OTHER INCOME (EXPENSES), NET. Other income (expenses), net in the year ended September 30, 2000 increased to Yen8 million in net income from net expenses of Yen19 million in the year ended September 30, 1999. This increase was primarily due to a gain on foreign exchange recorded in the year ended September 30, 2000.

LOSS FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES. Loss from continuing operations before provision for income taxes increased to Yen996 million for the year ended September 30, 2000 from Yen453 million for the year ended September 30, 1999.

PROVISIONS FOR INCOME TAXES. For both the years ended September 30, 2000 and 1999, we incurred net losses for Japanese tax purposes and have not recognized any tax provision or benefit. Operating loss carryforwards for tax purposes at September 30, 2000 amounted to approximately Yen965 million and are available to offset future taxable income. We believe that it is more likely than not that the deferred tax assets will not be realized so we have recorded a full valuation allowance for these deferred tax assets. Provision for income taxes amounted to Yen3.8 million in the year ended September 30, 2000 and Yen3.0 million in the year ended September 30, 1999. In each of these years, we paid the pro-rated portion of resident taxes.

LOSS FROM CONTINUING OPERATIONS. Loss from continuing operations increased to Yen999 million for the year ended September 30, 2000 from Yen456 million for the year ended September 30, 1999.

GAIN (LOSS) FROM OPERATIONS OF DISCONTINUED BUSINESS SEGMENTS. Gain (loss) recorded from operations of discontinued business segments decreased to a loss of Yen542 million for the year ended September 30, 2000 as compared to a gain of Yen100 million for the year ended September 30, 1999.

NET LOSS. As a result of these factors, net loss increased by Yen1,186 million to Yen1,542 million in the year ended September 30, 2000 from a net loss of Yen356 million in the year ended September 30, 1999.

B. LIQUIDITY AND CAPITAL RESOURCES.

Our principal capital and liquidity needs have typically been for working capital relating to our DESKWING business and the funding of our research and development activities. We have met these needs primarily from issuances of our shares. We expect that our future principal capital and liquidity needs will be for the following:

- Working capital required for further expansion of our services;
- Research and development to enhance our services;
- Expansion of our operating infrastructure; and
- Possible investments in businesses that are complementary to ours.

We also expect that future capital and liquidity needs will be for costs for defending the class action litigation filed against us in the United States in September 2000. We have incurred Yen150 million in legal costs through September 30, 2001 as a result of this litigation and we expect to continue to incur legal costs relating to our defense of this litigation in the future.

Year ended September 30,
(in thousands)

	1999	2000	2001	2001

We incurred net losses of Yen1,542 million for the year ended September 30, 2000, and Yen9,569 million for the year ended September 30, 2001.

Net cash used in operating activities was Yen1,207 million for the year ended September 30, 2000, and Yen5,507 million for the year ended September 30, 2001. A Yen513 million increase in depreciation and amortization had an offsetting effect on the amount of net cash used in operating activities for the year ended September 30, 2001.

Net cash used in investing activities was Yen567 million for the year ended September 30, 2000 and Yen1,593 million for the year ended September 30, 2001. Cash used in investing activities for the year ended September 30, 2001 consisted primarily of a Yen600 million investment in Intranets K.K., Yen542 million payment for purchase of equipment, and a Yen254 million investment in a debt instruments to IB Web, Inc and MCC Holdings, Ltd.

Net cash provided by financing activities was Yen20,611 million for the year ended September 30, 2000 and net cash used in financing activities was Yen1,488 million in the year ended September 30, 2001. Cash provided by financing activities for the year ended September 30, 2000 consisted primarily of proceeds from issuances of common stock in our global offering in Japan and the United States while cash used by financing activities for the year ended September 30, 2001 consisted primarily of payments on capital leases of Yen2,414 million.

We currently do not have substantial outstanding short-term or long-term borrowings with banks or other financial institutions. We currently do not have any plans to seek additional debt or equity financing. We do not have in place any bank lines of credit or other pre-arranged sources of liquidity. We believe that our current cash levels will be adequate to meet all of our anticipated obligations and capital expenditure requirements through the year ending September 30, 2002.

Our total capital lease obligations were Yen2,130 million as of September 30, 2000, and Yen342 million as of September 30, 2001.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

RESEARCH AND DEVELOPMENT. We use a combination of internally-developed technologies and technologies obtained from outside sources, such as freeware which we download from the internet and software which we license from third parties. As of February 28, 2002, our sales promotion staff of 12 full time employees were also responsible for the development of new products and services. We develop core technologies internally while outsourcing technical work to third parties whenever we can efficiently and cost effectively acquire the best available technology from an outside source. We are currently focusing our in-house research and development efforts on offering varieties of products responding to diversifying customers' needs. We spent Yen945 million and Yen1,015 million on research and development in the years ended September 30, 2000 and 2001, respectively. For the year ending

September 30, 2002, we expect to decrease expenditures on research and development activities substantially, however, such expenditures might increase in the future if we expand our business and develop additional services.

PROPRIETARY RIGHTS. We rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect proprietary rights to our services. We have no patented technology that would preclude or inhibit competitors from entering our market. The steps we have taken to protect our intellectual property may not prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. To the extent that our business may in the future extend to regions outside Japan, the laws applicable in such regions may not protect our services or intellectual property rights to the same extent as do the laws of Japan. To the extent that we rely on technologies we license from third parties, such licenses may not be available to us at all or on commercially reasonable terms in the future. To date, we have received no notice that our services infringe on the proprietary rights of third parties, but third parties could claim that our current or future services infringe on their rights. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our markets grows. We may involuntarily become involved in such actions. Any of these claims, whether meritorious or not, could be time-consuming, result in costly litigation, cause service installation delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any of these claims could have an adverse effect on our business.

D. TREND INFORMATION.

Among the factors that influence the future profitability of our operations, we believe that the following are significant and subject to substantial uncertainties:

THE SIZE OF OUR DESKWING SERVICE CUSTOMER BASE. The size of our DESKWING service customer base fundamentally determines our revenues. The size of our DESKWING service customer base is affected by our ability to attract new customers and retain existing ones as well as by changes in the size of the market for e-mail hosting and related services for small and medium-sized enterprises. We had 31,257 DESKWING subscribers at September 30, 2001, and 20,520 subscribers as of February 28, 2002. We expect the number of subscribers to continue declining at least through the year ending September 30, 2002 and potentially beyond. Although we believe substantial opportunity exists for growth in the e-mailing hosting market for small and medium-sized enterprises, we are currently focusing primarily upon customer retention.

other possibilities for customer acquisition such as the use of sales agents and franchising, which would allow us to benefit from increases in the number of customers without bearing all of costs of customer acquisition. In order to do so, we may consider the possibility of entering into arrangements with Hikari Tsushin and companies affiliated with it.

THE LEVELS OF FEES WE CHARGE FOR OUR DESKWING AND RELATED SERVICES. Competition in the e-mail hosting market has created pressure to reduce pricing on our DESKWING service. In an attempt to reduce potential cancellations long-term DESKWING subscriptions, we introduced 50% discounts in April 2001 for customers who continued to subscribe to DESKWING for a period of 13 months or longer. However, in October 2001, we discontinued the campaign because the discounted price was below cost and did not stem the decline in DESKWING subscription cancellations. We currently plan to maintain pricing at current levels.

LITIGATION. We are party to securities class action litigation which may be costly to defend and the outcome of which is uncertain and may harm our business.

On September 8, 2000, the first of eleven related lawsuits was filed against us in the United States District Court for the Southern District of New York. The lawsuits include allegations that during the course of our March 8, 2000 public offering of American Depositary Shares, we failed to disclose material facts about the decline in business of our principal shareholder and former business partner, Hikari Tsushin.

The lawsuits make similar allegations against the underwriters for the offering and certain of our former officers and directors and Hikari Tsushin. As alleged purchasers of our shares during the offering, the plaintiffs seek to recover damages of an unspecified amount on behalf of the alleged class of persons who purchased our shares in, or traceable to, the offering. The plaintiffs also seek to recover attorneys fees, accountant and expert witness fees as well as other expenses incidental to the litigation. Certain plaintiffs moved to be appointed as lead plaintiffs and to consolidate all eleven actions.

On September 26, 2001, the court entered an order consolidating all eleven actions and appointed lead counsel for the plaintiffs. Certain of the plaintiffs who sought the appointment of different lead counsel have moved for reconsideration of the court's decision and for the appointment of a different lead counsel. That motion is under consideration by the court. Plaintiffs have forty-five days after the determination of this motion to file a consolidated amended complaint. We are not required to respond to plaintiffs' original complaint and will respond to the consolidated amended complaint after it is served.

Although we can provide no assurance as to the outcome of this litigation, we do not believe the allegations against us have merit, and intend to vigorously defend against any actions that are properly brought against us in an appropriate forum. Conclusion of the litigation in a manner adverse to us could have a material adverse effect on our business and financial condition.

RESEARCH AND DEVELOPMENT EXPENSES. Although our research and development plans are subject to change, we expect to reduce the level of research and development expenses for the year ending September 30, 2002 as compared to previous years.

All of our employees work at our headquarters in Tokyo, Japan. Of the 74 full-time employees at September 30, 2001, 12 were in administrative positions, 9 were in business development positions, and 53 were in hosting service support positions, consisting primarily of support positions, customer contract positions, product and planning development positions, and customer billing positions. Of the 117 full-time employees at September 30, 2000, 18 were in administrative positions, 10 were in sales and marketing positions, 42 were in technical positions, 42 were in service positions and 5 were in business development positions. Of the 70 full-time employees at September 30, 1999, 12 were in administrative positions, 9 were in sales positions, 22 were in technical positions, 16 were in service positions and 11 were in business development positions.

E. SHARE OWNERSHIP.

Under the Commercial Code of Japan, we amended our articles of incorporation to allow us to adopt a warrant option plan. In addition, special resolutions of shareholders at the shareholders' meetings were adopted to grant warrant options. The special resolution authorized the identity of directors or employees to be granted the options, and the class and number of shares to be newly issued on exercise and the exercise price, exercise period and other terms of the options.

We also issued warrants to directors by issuing bonds to financial institutions with detachable warrants. The warrants were repurchased immediately after issuance and then granted to our directors as a part of their remuneration.

At September 30, 2001, options or warrants to purchase a total of 685 shares were exercisable at weighted average exercise prices per share of Yen2.5 million.

The options or warrants outstanding and currently exercisable by exercise price at September 30, 2001 were as follows (whole amount):

	OPTIONS/WARRANTS OUTSTANDING			OPTIONS/WARRANTS EXERCISABLE	
EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (IN YEAR)	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
Yen 250,000	10	6.9	Yen 250,000	10	Yen 250,000
400,000	36	6.2	400,000	--	--
2,500,000	675	5.0	2,500,000	675	2,500,000

CRAYFISH CO., LTD.
BALANCE SHEETS
(in thousands, except share amounts)

ASSETS	September 30, 2000	September 30, 2001	September 30, (NOTE 3) 2001
Current assets:			
Cash and cash equivalents	Yen 23,017,011	Yen 14,429,199	$ 121,020
Restricted cash	950,000	--	--
Time deposit in bank	--	200,000	1,677
Accounts receivable, net of allowance for doubtful accounts of Yen 40 and Yen 6,860 ($57) in 2000 and 2001, respectively	13,176	30,714	258
Accounts receivable due from related parties	14,016	--	--
Consumption tax refund receivable	68,049	113,606	953
Prepaid expenses and other current assets	218,834	269,729	2,262
Total current assets	24,281,086	15,043,248	126,170
Investment in an affiliate	--	127,374	1,068
Investments in equity stock	31,900	33,250	279
Property and equipment, net	3,125,293	323,624	2,714
Deposits	232,687	55,636	467
Other assets	2,825	26,530	222
Total assets	Yen 27,673,791	Yen 15,609,662	$ 130,920

LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current portion of long-term debt	Yen 663,547	Yen 127	$ 1
Accounts payable	267,164	174,369	1,463
Accounts payable due to related parties	30,366	6,964	58
Deferred initial contract fees	--	9,556	80
Accrued liabilities	181,157	41,625	349
Total current liabilities	1,142,234	232,641	1,951
Long-term debt	1,504,317	215	2
Commitments and contingencies			
Common stock, Yen 50,000 ($419) par value: 40,700 shares authorized and 10,186 and 10,249 shares issued and outstanding at September 30, 2000 and 2001, respectively	8,044,887	8,058,075	67,584
Additional paid-in capital	19,026,170	18,805,670	157,725
Accumulated deficit	(1,918,398)	(11,487,119)	(96,344)
Legal reserve	180	180	2
Deferred stock compensation	(125,599)	--	--
Total shareholders' equity	25,027,240	15,376,806	128,967
Total liabilities and shareholders' equity	Yen 27,673,791	Yen 15,609,662	$ 130,920

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF OPERATIONS

CRAYFISH CO., LTD. STATEMENTS OF OPERATIONS (in thousands, except share and per share amounts)	September 30, 1999	September 30, 2000	September 30, 2001	September 30, (NOTE 3) 2001
Revenues	Yen 811,687	Yen 6,728,865	Yen 5,311,814	$ 44,551
Cost of revenues	796,212	5,653,051	3,391,888	28,448
Gross profit	15,475	1,075,814	1,919,926	16,103
Operating expenses:				
Sales promotion expenses to related parties	57,161	204,209	--	--
Selling, general and administrative	337,164	925,008	1,713,717	14,373
Research and development	50,115	944,942	1,014,774	8,511
Loss on disposal of equipment	4,489	4,975	332,452	2,788
Loss on impairment of equipment	--	--	2,110,529	17,701
Loss on termination of lease contracts	--	--	91,616	769
Expenses related to litigation	--	--	150,211	1,260
Expenses related to business restructuring	--	--	360,323	3,023
Loss on impairment of purchased intangible servicing asset	--	--	3,500,000	29,355
Total operating expenses	448,929	2,079,134	9,273,622	77,780
Loss from operations	(433,454)	(1,003,320)	(7,353,696)	(61,677)
Other income (expenses):				
Interest income	1,633	20,866	32,240	270
Interest expense	(1,656)	(40,636)	(161,930)	(1,358)
Foreign exchange (loss) gain, net	(17,491)	12,351	24,690	207
Loss on devaluation of investment in an affiliate	--	--	(399,377)	(3,350)
Loss on sale and write-off of investments	--	--	(440,000)	(3,690)
Equity in losses of an affiliate	--	--	(73,249)	(614)
Other, net	(1,576)	15,084	(29,486)	(248)
Other income (expense), net	(19,090)	7,665	(1,047,112)	(8,783)
Loss from continuing operations before provision for income taxes	(452,544)	(995,655)	(8,400,808)	(70,460)
Provision for income taxes	2,981	3,800	3,800	31
Loss from continuing operations	(455,525)	(999,455)	(8,404,608)	(70,491)
Gain (loss) from operations of discontinued business segments	99,786	(542,129)	(1,164,113)	(9,763)
Net loss	Yen (355,739)	Yen (1,541,584)	Yen (9,568,721)	$ (80,254)
Basic and diluted loss per common share				
Loss from continuing operations	Yen (100,958.55)	Yen(106,859.30)	Yen (823,496.77)	$ (6,906.82)
Gain (Loss) from operations of discontinued business segments	22,115.69	(57,963.11)	(114,061.63)	(956.59)
Net loss	Yen (78,842.86)	Yen(164,822.41)	Yen(937,558.40)	$ (7,863.41)
Shares used in per share calculation- basic and diluted	4,512	9,353	10,206	10,206

The accompany notes are an integral part of these financial statements.

CRAYFISH CO., LTD.
STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Legal Reserve	Deferred Stock Compensation	Total Shareholders' Equity
	Shares	Amount					
Balances, September 30, 1998	1,530	Yen 76,500	Yen 18,796	Yen (21,075)	Yen 180	Yen --	Yen 74,401
Stock warrants exercised	2,360	118,000	56,500				174,500
Deferred stock compensation			329,000			(313,007)	15,993
Issuance of stock, net of Yen 20,656 issuance costs	4,415	2,126,875	2,106,219				4,233,094
Net loss				(355,739)			(355,739)
Balances, September 30, 1999	8,305	2,321,375	2,510,515	(376,814)	180	(313,007)	4,142,249
Stock warrants exercised	11	1,312					1,312
Deferred stock compensation			(50,750)			187,408	136,658
Issuance of stock, net of Yen 649,212 issuance costs	1,870	5,722,200	16,566,405				22,288,605
Net loss				(1,541,584)			(1,541,584)
Balances, September 30, 2000	10,186	8,044,887	19,026,170	(1,918,398)	180	(125,599)	25,027,240
Stock options exercised	63	13,188					13,188
Stock options forfeited			(220,500)				(220,500)
Deferred stock compensation.						125,599	125,599
Net loss				(9,568,721)			(9,568,721)
Balances, September 30, 2001	10,249	Yen 8,058,075	Yen 18,805,670	Yen (11,487,119)	Yen 180	Yen 0	Yen 15,376,806
Balances, September 30, 2000 (Note 3)	10,186	$ 67,473	$ 159,574	(16,090)	$ 2	$ (1,053)	$ 209,906
Stock options exercised	63	111					111
Stock options forfeited			(1,849)				(1,849)
Deferred stock compensation.. 1,053 1,053						1,053	1,053
Net loss				(80,254)			(80,254)
Balances, September 30, 2001	10,249	$ 67,584	$ 157,725	$ (96,344)	$ 2	$ 0	$ 128,967

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

CRAYFISH CO., LTD.
STATEMENTS OF CASH FLOWS
(in thousands)

	September 30, 1999	September 30, 2000	September 30, 2001	September 30, (NOTE 3) 2001
Cash flows from operating activities:				
Net loss	Yen (355,739)	Yen (1,541,584)	Yen (9,568,721)	$ (80,254)
Adjustments to reconcile net loss to net cash used in operating activities:				
Amortization (reversal) of deferred stock compensation	15,993	136,658	(94,901)	(796)
Depreciation and amortization	16,454	276,723	789,421	6,621
Allowance for doubtful accounts	(4,630)	(181)	6,820	57
Loss on devaluation on an investment in an affiliate	--	--	399,377	3,350
Loss on impairment and disposal of equipment	16,626	6,842	2,514,891	21,093
Loss on termination of lease contracts	--	--	91,616	768
Loss on sale of long-term investments	--	--	186,000	1,560
Write-off of investment in debt instrument	--	--	254,000	2,130
Equity in loss of an affiliate	--	--	73,249	614
Changes in operating assets and liabilities:				
Interest payable	--	33,805	--	-- --
Accounts receivable	30,391	17,356	(55,899)	(469)
Prepaid expenses and other current assets	(61,162)	(218,709)	141,475	1,187
Accounts payable	239,199	36,024	(116,197)	(975)
Accrued liabilities	65,409	47,021	(139,532)	(1,170)
Deferred initial contract fees	--	--	9,556	80
Other	(1,907)	(1,080)	2,062	17
Net cash used in operating activities	(35,552)	(1,207,125)	(5,506,783)	(46,187)
Cash flows from investing activities:				
Purchase of time deposit in bank	--	--	(200,000)	(1,677)
Investment in an affiliate	--	--	(600,000)	(5,032)
Purchase of investments in equity securities	(31,900)	--	(197,000)	(1,652)
Payment for purchase of equipment	(41,059)	(3,360,967)	(542,232)	(4,548)
Investment in debt instrument	--	--	(254,000)	(2,130)
Proceeds from sale of equipment	--	2,885,500	13,822	116
Proceeds from sale of investments in equity securities	--	--	9,650	81
Deposits	(133,773)	(91,076)	177,051	1,485
Net cash used in investing activities	(206,732)	(566,543)	(1,592,709)	(13,357)
Cash flows from financing activities:				
Proceeds from issuance of common stock	4,233,094	22,288,605	--	--
Proceeds from issuance of long-term debt	1,762,500	35,135	--	--
Repayment of long-term debt	(94,831)	(1,727,342)	(37,500)	(315)
Principal payments on capital leases	(2,411)	(799,301)	(2,414,008)	(20,247)
Proceeds from exercise of stock options	174,500	1,312	13,188	111
Change in restricted cash	(1,762,500)	812,500	950,000	7,968
Net cash provided by (used in) financing activities	4,310,352	20,610,909	(1,488,320)	(12,483)
Net increase (decrease) in cash equivalents	4,068,068	18,837,241	(8,587,812)	(72,027)
Cash and cash equivalents at beginning of period	111,702	4,179,770	23,017,011	193,047
Cash and cash equivalents at end of period	Yen 4,179,770	Yen 23,017,011	Yen 14,429,199	$ 121,020
Supplemental Cash Flows Information				
Cash transactions				
Cash paid for income taxes	Yen 854	Yen 4,400	Yen 4,037	$ 34
Cash paid for interest	1,324	7,016	82,439	691

1. BUSINESS ORGANIZATION AND RESTRUCTURING

Nature of Operations

Crayfish Co., Ltd. (the "Company") was incorporated in Japan on October 16, 1995. The Company provides e-mail hosting services "Deskwing" to small and medium-sized businesses in Japan. The Deskwing hosting service provides customers with e-mail addresses with their own domain extensions (see Risk of business concentration in Note 2).

Discontinued Operations and Business Restructuring

At a June 20, 2001 special shareholders' meeting, shareholders approved the election of new management of the Company. This management performed a strategic review of business operations, and on July 25, 2001, announced a "Business Revival Plan" (the "Plan") to restructure the Company. Historically, the Company had operated as three separate segments for management and financial reporting purposes. In accordance with the Plan, the Company discontinued its "Other Hosting Services" and "Systems Development Services" segments, leaving only its "Deskwing Hosting Services" segment. In addition, the Company terminated several ongoing research and development projects.

The Company has accounted for its discontinued operations in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Accordingly, the results of operations for 1999 and 2000 have been revised to reclassify activities attributable to the discontinued segments to "Gain (loss) from operations of discontinued business segments" in the statements of operations. A summary of the components of discontinued operations is as follows (in thousands):

	September 30, 1999	September 30, 2000	September 30, 2001	September 30, 2001
Income (loss) from operations	Yen 111,923	Yen (540,261)	Yen (1,026,180)	$ (8,607)
Loss on disposal of equipment	(12,137)	(1,868)	(71,910)	(603)
Loss on termination of contracts with third parties	--	--	(61,848)	(518)
Facility expenses	--	--	(4,175)	(35)
Gain (loss) from discontinued segments	Yen 99,786	Yen (542,129)	Yen (1,164,113)	$ (9,763)

Termination of Lease Contracts and Impairment of Equipment:

The Company terminated a majority of its capital lease contracts, most of which were for computer servers and their related peripherals used for discontinued services and projects of the Deskwing segment. Upon termination, the Company paid Yen 2,414,008 thousand ($20,247 thousand) to settle the remaining balance of the lease obligations and early termination penalties, and recorded a loss on termination of Yen 91,616 thousand ($769 thousand) , which was attributable to the Deskwing segment, and is reported in continuing operations.

Prior to termination of the leases, the net book value of property subject to the cancelled leases was Yen 2,191,425 thousand ($18,380 thousand), Yen 2,110,529 thousand ($17,701 thousand) of which was for 68 servers. Due to low actual and forecast utilization of those servers, and high maintenance fees, the Company decided to sell the servers. In accordance with a third party evaluation, the Company wrote down the servers to their estimated net realizable value of Yen80,000 thousand ($671 thousand). As a result of the write-down, the Company recognized an impairment loss of Yen2,110,529 thousand ($17,701 thousand). See Note 6 "Capitalized leases" for more information. The Company also recognized Yen404,362 thousand ($3,391 thousand) of additional loss on disposal of other property and equipment including leased equipment other than the 68 servers. Yen71,910 thousand ($603 thousand) of these losses related to the discontinued businesses, and the remaining balance of Yen332,452 thousand ($2,788 thousand) was attributable to the Deskwing segment, and is reported in continuing operations.

Termination of Contracts with Third Parties:

The Company terminated certain third party service contracts relating to cancelled projects. In order to terminate these contracts, the Company paid Yen370,346 thousand (Yen3,106 thousand). Yen61,848 thousand ($518 thousand) of this expense related to the discontinued business, and the remaining balance of Yen308,498 thousand ($2,588 thousand) was attributable to the Deskwing segment, and is reported in continuing operations.

Personnel Expenses:

The Company terminated 177 full-time employees through September 30, 2001, and recorded Yen31,000 thousand ($260 thousand) in severance paid to those employees, which was attributable to the Deskwing segment and recorded in continuing operations.

Facility Expenses:

The Company rented four floors in a building under a cancelable operating lease contract. In September 2001, the Company cancelled the lease of three floors and recorded Yen25,000 thousand ($210 thousand) of clean-up expense paid to the lessor as a restructuring expense. Yen4,175 thousand ($35 thousand) of this expense related to the discontinued businesses, and the remaining balance of Yen20,825 thousand ($175 thousand) was attributable to the Deskwing segment, and is reported in continuing operations.

As of September 30, 2001, all restructuring activities under the Plan were completed and all liabilities and costs incurred under the Plan were settled. Accordingly, as mentioned in Note 15, on December 20, 2001, shareholders approved, pursuant to the Commercial Code of Japan (the Code), the elimination of the accumulated deficit as of September 30, 2001, as recorded in the statutory books on account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its records and prepares its financial statements in accordance with generally accepted accounting principles in Japan. Certain adjustments and reclassifications, including those relating to stock compensation expenses, accounting for leases and accrual of certain expenses

Accounts denominated in foreign currencies have been re-measured into Japanese yen, the Company's functional currency. Foreign currency gains and losses from re-measurement, which have been insignificant to date, are included in the statements of operations.

Financial Instruments

Cash equivalents are highly liquid investments with original maturities of three months or less as of the date of purchase. Investments, which consist of time deposits and money management funds invested in bonds are recorded at cost, which approximates market value.

The amounts reported for cash equivalents, receivables and other financial instruments are considered to approximate fair values based upon comparable market information available at the respective balance sheet dates and their short-term nature. Financial instruments that potentially subject the Company to concentrations of credit risk comprise principally cash, investments and accounts receivable. The Company maintains its cash balances at financial institutions and has not experienced any material losses relating to such instruments. The Company invests its excess cash in accordance with an investment policy which authorizes the investment of excess cash in money market funds and time deposits. Concentration of credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company's customer base.

At September 30, 2000, the Company had Yen950,000 thousand on deposit in banks, which amount was restricted to use under certain lease agreements and under an overdraft agreement with a bank. Due to termination of those agreements during fiscal 2000, these funds are no longer restricted as of September 30, 2001.

Derivative Financial Instruments

Derivative financial instruments are occasionally utilized by the Company to manage risk exposure to movements in foreign exchange rates. The Company enters into forward exchange contracts to obtain foreign currencies, mainly the U.S. dollar (US$), at specified rates based on expected future cash flows for each currency. The Company does not hold derivative financial instruments for trading purposes.

Prior to the adoption of Statement of Financial Accounting Standards (SFAS) No.133, "Accounting for Derivative Instruments and Heading Activities," forward contracts were accounted for on an accrual basis with cash settlements recorded as an adjustment to foreign exchange gains and losses. The premium or discount on the contracts was charged to expense as incurred. Foreign exchange forward contracts not settled by the period end were marked to market and included in income as an offset to foreign exchange gains/losses recorded on the existing assets and liabilities. The total nominal value of forward exchange contracts to buy foreign currencies outstanding as of September 30, 2000, which the Company entered into in August, 2000 and were settled by March, 2001, was US$2,400 thousand, and an unrealized gain of Yen1,556 thousand was recorded on these forward US dollar contracts to reflect the impact of marking these contracts to market. Effective October 1, 2000, the Company adopted SFAS 133. In accordance with SFAS 133, derivative instruments are measured at their fair value on the balance sheet, and changes in the value of derivative financial instruments are recognized in current earnings or other comprehensive income depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of transaction. The Company has not entered into any derivative contracts since August 2000 and as of September 30, 2001, the Company had no outstanding derivative contracts.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization for property and equipment is provided using the straight-line method over the estimated useful lives of the respective assets, which are generally three years for office equipment, leasehold improvements and purchased software. Depreciation for capitalized leases is provided using the straight-line method over the shorter of the estimated useful lives of the respective assets or the remaining lease term, generally 3 to 7 years. Maintenance and repairs are charged to expense as incurred. Major repairs and improvements, which extend the lives of the related assets, are capitalized and depreciated at applicable straight-line rates.

Long-Lived Assets

Whenever circumstances indicate, the Company assesses the recoverability of long-lived assets by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows of the long-lived assets. The amount of impairment, if any, is measured based on projected discounted future operating cash flow and is recognized as a write-down of the asset to a net realizable value.

Risks and Uncertainties

Risk of business concentration:

As mentioned in "Nature of Operations" in Note 1, the Company's current main operation is to provide e-mail hosting services "Deskwing" to small and medium-sized businesses. The Company previously had three main revenue generating businesses: The Deskwing hosting service, Other hosting services, and System development services:

The Deskwing hosting service provide customers with e-mail addresses with their own domain extensions.

Other hosting services were based on a proprietary software operating system, which the Company had internally developed to run its e-mail hosting and other Internet-related applications.

System development services generated revenue by contracting directly with customers for the creation of Internet Web pages.

The Company has concentrated its resources on Deskwing and its related services and the Company's business is concentrated in the Deskwing hosting service. Revenues from the Deskwing

Company announced the "Business Revival Plan" on July 25, 2001 to withdraw from "Other hosting services" and "System development services".

Risk of Cash Concentration:

At September 30, 2001, the Company maintained Yen 14,428 million ($121 million) in deposits with banks, which represented 92.4% of total assets of the Company, and included a Yen 200 million ($1.7 million) time deposit. The Deposit Insurance Corporation of Japan, a government agent, will guarantee only up to Yen 10 million and related unpaid interest per customer per bank, for time deposits starting from April 2002 and for savings and checking starting from April, 2003. Amounts in excess of this guaranteed amount are not insured or guaranteed.

Revenue Recognition

As mentioned in Note 1, the Company announced the "Business Revival Plan" on July 25, 2001 to withdraw from "Other hosting services" and "System development services", and as of September 30, 2001, the Company had completely withdrawn from those services. The Company's revenue recognition policy for each type of service is as follows:

Deskwing Hosting Service:

The Deskwing hosting service is provided based on one-year contractual rates per customer domain name for the first-time customer. At the end of the first year, the contract is automatically extended, but can be cancelled by the customer anytime with a two-month advance notice. The first month subscription fee is collected together with the second month fee at the beginning of the second month and, thereafter, the monthly fee is collected at the beginning of each month. Revenues are recognized on a monthly basis over the contract period for each customer domain name covered by a valid contract, beginning when the initial subscription fee is collected. Cancellation fees are recognized when received, provided all obligations under the contract have been fulfilled.

The Company receives initial contract fees related to the Deskwing hosting services from its first-time customers, which are deferred as received and recognized over an estimated service term of 18 months.

As of September 30, 2001, initial contract fees of Yen 9,556 thousand ($80 thousand) were deferred.

The Company performs on-going credit evaluations of its customers' creditworthiness and does not require collateral. The Company maintains allowances for potential credit losses and such losses have been within management's expectations.

Other Hosting Services:

Other hosting service contracts were one-year contracts with variable payment terms. The Company recognized revenues on a month basis over the contract period when the following three criteria had been met: (1) a contract had been signed; (2) the fee had been fixed or was determinable; and (3) the collection of resulting receivables was probable.

System Development Services:

System development revenue consisted of Web-page customization services provided on a project basis, which were usually completed within one month. Revenues were recognized when the projects were completed, provided the fee was fixed or was determinable; and the collection of resulting receivables was probable.

Research and Development Costs

Research and development costs incurred related to internet-based services are expensed as incurred.

Stock-Based Compensation

As permitted by SFAS No. 123 "Accounting for Stock-based Compensation", the Company has elected to account for its stock-based compensation arrangements in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". Under this method, the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the stated exercise price of the award is recognized as deferred stock-based compensation cost which is amortized over the vesting period of the award.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of the underlying assets and liabilities as well as operating loss and tax credit carry-forwards. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

Advertising and Promotional Costs

The Company expenses advertising and promotional costs as they are incurred. Advertising expense for the years ended September 30, 1999, 2000 and 2001 were Yen62,311 thousand, Yen437,665 thousand and Yen117,883 thousand ($988 thousand), respectively.

Computation of Earnings Per Share

Basic net loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Since the Company has incurred losses for consecutive periods presented in the statements of operations, options and warrants were not included in the computation of diluted earnings per share, as such options and warrants were antidilutive. The effect of the assumed exercise of options and warrants that would have potentially diluted basic loss per share as of September 30, 1999, 2000 and 2001 were 45 shares, 594 shares and 112 shares, respectively.

Comprehensive Income

The Company accounts for comprehensive income in accordance with SFAS No. 130 "Reporting

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to conform to the presentation of the year ended September 30, 2001. These reclassifications have no effect on previously reported net loss and shareholders' equity.

3. U.S. DOLLAR AMOUNTS

U.S. dollar amounts presented in the accompanying financial statements are included solely for the convenience of the reader, using the spot rate of the Federal Reserve Bank in the U.S. at September 28, 2001, which was Yen119.23 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets", which require that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairments tests. Other intangible assets will continue to be amortized over their useful lives. The nonamortization provisions of the new rules are effective for fiscal years beginning after December 15, 2001, and immediately for any purchase business combinations after June 30, 2001. The Company does not have goodwill or significant intangible assets recorded in its financial statements, and as a result, the adoption of these standards is not expected to result in significant changes to earnings or financial position of the Company.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 144 establishes additional criteria as compared to existing generally accepted accounting principles to determine when a long-lived asset is held for sale. It also broadens the definition of "discontinued operations", but does not allow for the accrual of future operating losses, as was previously permitted. The Company plans to adopt SFAS No. 144 in its fiscal year beginning on October 1, 2002, and does not expect that adoption will result in significant changes to earnings or financial position of the Company.

5. BALANCE SHEET DETAIL

Property and Equipment, net (in thousands):

	September 30, 2000	September 30, 2001	September 30, 2001
Office equipment	Yen 3,256,875	Yen 390,533	$ 3,275
Leasehold improvements	88,361	52,818	443
Purchased software	74,049	25,482	214
	3,419,285	468,833	3,932
Less: Accumulated depreciation and amortization	Yen (293,992)	Yen (145,209)	(1,218)
Property and equipment, net	Yen 3,125,293	Yen 323,624	$ 2,714

As discussed in "Restructuring and impairment charges" in Note 1, the decrease of property and equipment is due to the write-down of impaired equipment, and subsequent sale or transfer of this equipment to other assets on the balance sheet. Servers held for sale of Yen 25,767 thousand ($216 thousand) as of September 30, 2001 are included in other assets on the balance sheet.

Depreciation and amortization expense for the years ended September 30, 1999, 2000 and 2001 was Yen 16,454 thousand, Yen 276,723 thousand and Yen 789,421 thousand ($6,621 thousand), respectively. Included in depreciation and amortization expense is depreciation expense relating to assets subject to capital leases of Yen 4,533 thousand, Yen 184,739 thousand and Yen 550,470 thousand ($4,617 thousand) for the years ended September 30, 1999, 2000 and 2001, respectively.

Accrued Liabilities (in thousands):

	September 30, 2000	September 30, 2001	September 30, 2001
Compensated absences	Yen 44,716	Yen 7,160	$ 60
Bonuses	81,721	19,804	166
Other	54,720	14,661	123
Accrued liabilitiesYen	Yen 181,157	Yen 41,625	$ 349

6. COMMITMENTS AND CONTINGENCIES

Capitalized Leases

The Company had leased certain servers and office equipment under capital lease agreements. In accordance with the Business Revival Plan, in July 2001, the Company terminated its lease contract with IBJ leasing Co., Ltd. for 68 severs used for the Deskwing hosting services. In addition, almost all other capital leases of office equipment were also terminated between July 2001 and September 30, 2001. Upon termination, the Company paid Yen 2,414,008 thousand ($20,247 thousand) to settle the remaining balance of the lease

As of September 30, 2001, leased assets consist only of office equipment with a carrying value of Yen 74 thousand ($1 thousand), and the related remaining lease obligation is Yen 342 thousand ($3 thousand) at September 30, 2001. This obligation is repayable through September 30, 2004.

Operating Lease

The Company also leases its office facilities under a cancelable lease contract. Rental expense under operating leases for the years ended September 30, 1999, 2000 and 2001 was Yen 22,580 thousand, Yen 196,048 thousand and Yen 123,173 thousand ($1,033 thousand), respectively.

Legal Proceedings

The Company is a party to securities class action litigation which may be costly to defend and the outcome of which is uncertain and may harm its business.

On September 8, 2000, the first of eleven related class action lawsuits was filed against the Company in the United States District Court for the Southern District of New York. The lawsuits include allegations that during the course of the Company's March 8, 2000 public offering of American Depositary Shares, the Company failed to disclose material facts about the decline in business of its principal shareholder and former business partner, Hikari Tsushin.

The lawsuits make similar allegations against the underwriters for the offering and certain of the Company's former officers and directors of Crayfish and Hikari Tsushin. As alleged purchasers of the Company's shares during the offering, the plaintiffs seek to recover damages of an unspecified amount on behalf of the alleged class of persons who purchased our shares in, or traceable to, the offering. The plaintiffs also seek to recover attorneys fees, accountant and expert witness fees as well as other expenses incidental to the litigation. Certain plaintiffs moved to be appointed as lead plaintiffs and to consolidate all eleven actions.

On September 26, 2001 the court entered an order consolidating all eleven actions and appointed lead counsel for the plaintiffs. Certain of the plaintiffs who sought the appointment of different lead counsel have moved for reconsideration of the court's decision and for the appointment of a different lead counsel. That motion is under consideration by the court. Plaintiffs have forty-five days after the determination of this motion to file a consolidated amended complaint. The Company is not required to respond to plaintiffs' original complaint and will respond to the consolidated amended complaint when it is served.

Although the Company intends to vigorously defend against any actions that are properly brought against the Company, conclusion of the litigation in a manner adverse to the Company could have a material adverse effect on its business, prospects, financial condition and results of operations. The Company has incurred Yen 150,211 thousand ($1,260 thousand) in legal costs through September 30, 2001 as a result of this litigation. Even if all of the litigation is resolved in the Company's favor, defense of this litigation may entail considerable additional cost and the significant diversion of efforts of management.

7. INVESTMENTS

Investment in Equity Stock

Investments in equity stock are comprised of non-marketable equity securities that do not have an active market for their purchase or sale. The Company's ownership in these investments is less than 20% and the Company cannot exert significant influence over the operations of the companies. Accordingly, these investments are stated at cost. Management regularly reviews the assumptions underlying related sales, net income and cash flow forecasts and other factors used in assessing the carrying values of such investments, and records write-downs to such investments when necessary.

Investment in an affiliate

On December 22, 2000, the Company acquired a 47.1% interest in Intranets K.K (IKK), a privately held internet based application service provider (ASP), for Yen 600,000 thousand. This investment is being accounted for using the equity method. At the time of the acquisition, the net book value of IKK was Yen 471,763 thousand ($3,957 thousand) and unrecorded goodwill was Yen 377,800 thousand ($3,169 thousand). The Company has been recording its share of assumed amortization of the unrecorded goodwill based on an estimated five year life. Toward the end of the fiscal year September 30, 2001, new management decided to sell its interest in IKK. In connection with this decision, the Company obtained a third party valuation of its ownership interest in IKK, and based on the valuation, wrote down its interest to Yen 128,000 thousand. As a result, the Company recognized a devaluation loss of Yen 399,377 thousand ($3,350 thousand) in addition to an equity loss from IKK of Yen 73,249 thousand ($614 thousand) in the year ended September 30, 2001.

8. TRANSACTIONS WITH RELATED PARTIES

In February 2000, the Company entered into a marketing agreement with Hikari Tsushin, Inc. ("HT"), a related party owning a 50.1%, 40.4% and 67.0% interest in the Company as of September 30, 1999, 2000 and 2001, respectively. Pursuant to the marketing agreement, HT marketed Deskwing and related services, and processed applications for service subscriptions, collected fees on behalf of the Company and provided certain Deskwing customer support services. In exchange for providing these services, HT was entitled to a monthly commission based on fifty percent of the Deskwing monthly subscription fee. At the end of the month, HT remitted fees collected on behalf of the Company net of commissions earned. These service fees have been reflected as a component of cost of revenues in the statements of operations.

On November 1, 2000, the Company paid HT Yen 3.5 billion ($29 million) to terminate the foregoing agreement. The amount paid under the termination agreement was based on an independent valuation of the fair value of the expected future net revenues to be received by HT under the agreement. The expected future revenues were based on terms then in effect with customers, and on estimated projected cancellation rates. Subsequent to termination of the agreement, actual cancellation

On June 20, 2001, new management was approved at a special shareholder's meeting. Pursuant to the approval, HT sent two directors and several employees to the Company and the Company reimbursed HT for compensation expense for the directors and employees paid by HT.

Account balances and transactions with HT are as follows (in thousands):

	September 30, 1999	September 30, 2000	September 30, 2001	September 30, 2001
Accounts receivable	Yen 8,950	Yen 14,016	Yen --	$ --
Accounts payable	42,053	30,366	6,964	58
Service revenue	44,884	11,540	--	--
Service fee	364,477	3,291,737	656,949	5,510
Sales promotion expenses	57,161	204,209	--	--
Support expenses	2,449	--	--	--
Other expenses	--	1,067	--	--
Purchase of fixed assets	270	4,300	--	--
Termination fee	--	--	3,500,000	29,355
Compensation expenses	--	--	10,607	89

9. LONG-TERM DEBT

Long-term debt as of September 30, 2000 and 2001, consisted of the following (in thousands):

	September 30, 2000	September 30, 2001	September 30, 2001
Unsecured bonds, due 2006 with detachable warrants, redeemable before due date	Yen 37,500	Yen --	$ --
Capital lease obligations	2,130,364	342	3
	2,167,864	342	3
Less current portion	(663,547)	(127)	(1)
Long-term debt, less current portion	Yen 1,504,317	Yen 215	$ 2

On September 27, 1999, the Company issued Yen 1,762,500 thousand of bonds with an interest rate equal to the prime rate in Japan plus 1% per annum with 705 detachable warrants, 675 of which are still outstanding as of September 30, 2001. The warrants, which became exercisable on September 28, 1999 and will expire on September 26, 2006, entitle the holders to subscribe to shares of the Company at Yen 2,500 thousand ($21 thousand) per share. The Company redeemed Yen 1,725,000 thousand of the bonds in November 1999 and the remainder of Yen 37,500 thousand in September 2001. Interest was paid twice a year in March and September and the average interest rate during the year ended September 30, 2001 was 3.15%.

10. SHAREHOLDERS' EQUITY

Under the Japanese Commercial Code (the "Code"), at least 50% of the issue price of new shares, with a minimum of the par value of those shares, is required to be designated as common stock. The amount designated as common stock is determined by resolution of the board of directors. Proceeds in excess of the amount designated as common stock are accounted for as additional paid-in capital. The Company may transfer portion of additional paid-in capital and legal reserve to the common stock account by resolution of the board of directors.

The Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the Company be appropriated as a legal reserve. No further appropriation is required when the legal reserve equals 25% of the common stock account. The Company may transfer amounts of additional paid-in capital and legal reserves to the common stock account by resolution of the board of directors.

With the Company's global initial public offering on March 10, 2000, the Company issued 1,870 shares of common stock for proceeds of Yen 22,288,605 thousand, net of issuance costs of Yen 649,212 thousand. In compliance with the Code, Yen 5,722,200 thousand of the net proceeds was designated as common stock, and the remaining amount of Yen 16,566,405 thousand was designated as additional paid-in capital.

11. STOCK-BASED COMPENSATION

The Company issues both stock options and warrants at the discretion of the board of directors, but subject to the provisions of the articles of incorporation and shareholder approval.

Options may be granted only to the Company's employees and directors. At the shareholders meetings, the shareholders approve the amount of stock options granted to each employee or director, the exercise price of each grant, the vesting period and the life of each option. Options typically vest after two years and have a life ranging from seven to nine years. In August 1999, the Company issued options to employees and directors with exercise prices below the fair market value of the Company's common stock and recorded a deferred stock compensation charge of approximately Yen 329,000 thousand to be amortized over the vesting period of the options of two years. On July 30, 2000, the Company issued stock options to employees at fair market value. No compensation charge was recorded for these options. In the years ended September 30, 1999, 2000 and 2001, the Company recognized Yen 15,993 thousand, Yen 187,408 thousand, and Yen 125,599 thousand ($1,053 thousand) respectively of compensation expense from amortization of deferred stock compensation. In the year ended September 30, 2000, the Company reversed Yen 50,750 of deferred compensation expense relating to the forfeiture of unvested options, and in the year ended September 30, 2001, the Company reversed Yen 220,500 thousand ($1,849 thousand) of compensation expense relating to the forfeiture of unvested options including Yen 94,901 thousand ($796 thousand) in compensation expense recognized in previous years.

The Company also issues warrants to its directors by issuing bonds to financial institutions with detachable warrants. The warrants are repurchased immediately after issuance and then granted to the directors of the Company as a part of their remuneration. Under the Code, companies can only issue stock options in amounts up to 10% of a company's outstanding stock. Warrants are used to bypass the

The following is a summary of option/warrant activity (whole amounts):

	Number of Shares	Weighted Average Exercise Price Per Share	Options/Warrants Price Range Per Share	
Outstanding at September 30, 1998	2,404	Yen 74,407	Yen 62,500	Yen 125,000
Options/warrants granted	977	1,873,593	250,000	2,500,000
Options/warrants exercised	(2,360)	73,941	62,500	100,000
Options/warrants canceled	(22)	181,818	62,500	125,000
Outstanding at September 30, 1999	999	1,832,708	62,500	2,500,000
Options/warrants granted	322	3,776,250	--	3,776,250
Options/warrants exercised	(11)	119,318	62,500	125,000
Options/warrants canceled	(111)	1,158,739	62,500	3,776,250
Outstanding at September 30, 2000	1,199	2,443,688	62,500	3,776,250
Options/warrants granted	333	400,000	400,000	400,000
Options/warrants exercised	(63)	209,325	62,500	250,000
Options/warrants canceled	(720)	1,898,196	250,000	3,776,250
Outstanding at September 30, 2001	749	Yen 2,473,645	Yen 250,000	Yen 3,776,250

At September 30, 1999, 2000 and 2001, 705, 877 and 685 options/warrants were exercisable at weighted average exercise prices per share of Yen 2.5 million, Yen 2.7 million and Yen 2.5 million ($21 thousand), respectively.

The options/warrants outstanding and currently exercisable by exercise price at September 30, 2001 were as follows (whole amount):

	Options/Warrants Outstanding			Options/Warrants Exercisable	
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Yen 250,000	10	6.9	Yen 250,000	10	Yen 250,000
400,000	36	6.2	400,000	--	--
2,500,000	675	5.0	2,500,000	675	2,500,000
3,776,250	28	5.7	3,776,250	--	--
	749			685	

The Company has elected to continue to follow the provisions of APB 25 for financial reporting purposes and has adopted the disclosure-only provisions of SFAS No.123, "Accounting for Stock-Based Compensation." The fair value of the Company's stock options/warrants was estimated using a Black-Scholes option-pricing model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options/warrants that have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected share price volatility. Since the Company's stock options and warrants granted to employees and directors have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reasonable single measure of the fair value of its stock options/warrants. The fair value of each option/warrant granted is estimated on the date of grant using a type of Black-Scholes option-pricing model with the following assumptions used for grants:

	September 30, 1999	September 30, 2000	September 30, 2001
Expected volatility	90%	168.5%	138.6%
Weighted-average risk-free interest rate	0.51%	0.50%	0.50%
Expected life (in years)	2.5	2.5	2.5
Expected dividends	--%	--%	--%

Weighted average fair value of options/warrants granted during the period (whole amount):

	September 30, 2000		September 30, 2001	
Option and/or Warrant Granted During the Year	Weighted Average Exercise Price	Weighted Fair Market Value	Weighted Average Exercise Price	Weighted Fair Market Value
Option/Warrant price > fair market value of stock	Yen --	Yen --	Yen --	Yen --
Option/Warrant price = fair market value of stock	Yen 3,776,250	Yen 3,776,250	Yen --	Yen --
Option/Warrant price < fair market value of stock	Yen --	Yen --	Yen --	Yen --

For pro forma purposes, had compensation cost for the plan been determined based on the fair value at the grant date for awards in 1999, 2000 and 2001 consistent with the provisions of SFAS 123, the Company's net loss would have been (in thousands, except per share data):

	September 30, 1999	September 30, 2000	September 30, 2001	September 30, 2001
Net loss				
As reported	Yen (355,739)	Yen (1,541,584)	Yen (9,568,721)	$ (80,254)
Pro forma	(1,285,631)	(1,781,610)	(9,584,751)	(80,389)
Basic and diluted net loss per common share				
As reported	Yen (78,842.86)	Yen (164,822.41)	Yen (937,558.40)	$(7,863.41)
Pro forma	(284,935.95)	(190,485.61)	(939,128.50)	(7,876.61)

12. INCOME TAXES

The provision for income taxes consisted of the following components (in thousands):

	September 30, 1999	September 30, 2000	September 30, 2001	September 30, 2001
Current	Yen 2,981	Yen 3,800	Yen 3,800	$ 31
Deferred	--	--	--	--
Provision for income taxes	Yen 2,981	Yen 3,800	Yen 3,800	$ 31

The Company is subject to a number of different income taxes that, in aggregate, indicate a statutory tax rate in Japan of approximately 48% for the fiscal 1998, and 42% for fiscal 1999 and 2000.

	September 30, 1999	September 30, 2000	September 30, 2001	September 30, 2001
Amount computed by using normal Japanese statutory tax rate	Yen (173,656)	Yen (646,637)	Yen (4,019,629)	$ (33,713)
Increase (decrease) in taxes resulting from:				
Expense not deductible for tax purposes	21,528	59,427	140,520	1,178
Tax deductible stock issuance expenses	(9,853)	(272,994)	--	--
Increase in valuation allowance	142,089	864,291	3,848,304	32,277
Effect of effective tax rate changes	20,376	--	--	--
Equity in losses of an affiliate	--	--	30,538	256
Per-capita resident taxes	2,290	3,800	3,800	31
Others-net	207	(4,087)	267	2
Income taxes as reported	Yen 2,981	Yen 3,800	Yen 3,800	$ 31

The significant components of deferred income tax assets and liabilities at September 30, 1999, 2000 and 2001 were as follows (in thousands):

	September 30, 1999	September 30, 2000	September 30, 2001	September 30, 2001
Deferred tax assets:				
Operating loss carry forward	Yen 139,286	Yen 964,831	Yen 4,840,675	$ 40,599
Accrued expenses	21,619	25,489	3,011	25
Depreciation in excess of tax-deductible amount	12,836	18,810	6,803	57
Allowance for bad debts in excess of tax-deductible amount	867	367	2,950	24
Allowance for moving expense not deductible for tax purposes	--	--	11,453	96
Other	1,470	13,799	885	7
Gross deferred tax assets	176,078	1,023,296	4,865,777	40,808
Less: Valuation allowance	(153,182)	(1,017,473)	(4,865,777)	(40,808)
	22,896	5,823	--	--
Deferred tax liabilities: Prepaid expenses	(22,776)	(5,168)	--	--
Other	(120)	(655)	--	--
	(22,896)	(5,823)	--	--
Net deferred tax assets	Yen --	Yen --	Yen --	$ --

Operating loss carry-forwards for tax purposes at September 30, 2001 amounted to approximately Yen 11,997 million which is available to offset future taxable income. Approximately Yen 335 million, Yen 1,960 million and Yen 9,702 million of operating loss carry-forwards will expire in the periods ending September 30, 2004, 2005 and 2006, respectively, unless utilized prior to that date. A full valuation allowance has been recorded due to the uncertainty whether the deferred tax asset will be realized.

The net changes in the valuation allowance for deferred tax assets during the years ended September 30, 1999, 2000 and 2001 were increases of Yen 142,089 thousand, Yen 864,291 thousand and Yen3,848,304 thousand respectively.

15. SUBSEQUENT EVENTS

At the regular shareholders' meeting held on December 20, 2001, shareholders approved, pursuant to the Code, elimination of the accumulated deficit of Yen 12,071,755 thousand ($101,248 thousand) as of September 30, 2001, as recorded in the statutory book of accounts, using Yen 12,071,575 thousand ($101,246 thousand) of additional paid-in capital and Yen 180 thousand ($2 thousand) of legal reserves. As a result, the entire deficit as of September 30, 2001 recorded in the statutory book was eliminated.

Effective October 1, 2001, there is no distinction between par value stock and non-par value stock in accordance with change in the Code. As a result, all of the Company's par value stock became non-par value stock.

INDEPENDENT AUDITOR'S REPORT
To the Board of Directors and Shareholders of
Crayfish Co., Ltd.

REPORT OF INDEPENDENT ACCOUNTANTS

We have audited the accompanying balance sheets of Crayfish Co., Ltd. (a Japanese corporation) as of September 30, 2000 and 2001 and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crayfish Co., Ltd. as of September 30, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.

BDO Sanyu & Co.

BDO Sanyu & Co.
Tokyo, Japan
April 12, 2002

CORPORATE DATA

Company Name:
Crayfish Co., Ltd.

Head Office:
WICS Building 6th Floor,
2-1 Ikebukuro 2-chome, Toshima-ku, Tokyo 171-0014, Japan

Established:
October 16, 1995

Capital:
8,058 million yen

Employees (As of September 30, 2001):
74 (full-time)
34 (part-time)

Fiscal Year-End:
September 30

Stock Exchange Listings:
Nasdaq National Market (ticker code: CRFH)
Tokyo Stock exchange Mothers (ticker code: 4747)

Transfer Agent in Japan:
The Sumitomo Trust & Banking Co., Ltd.
4-4 Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-0005, Japan

Depositary for American:
The Bank of New York
620 Avenue of the Americas, 6Fl., New York, NY 10011, U.S.A.

For further information and additional copies of this annual report, please contact:
Investor Relations Department
Tel.: +81-3-5957-0644
Fax: +81-3-5957-0747
Web site: http://Crayfish.CO.JP/
E-Mail: ir@Crayfish.CO.JP

As of December 31, 2001

Crayfish

Crayf!sh

FOR IMMEDIATE RELEASE

Crayfish nominates new Directors and Corporate Auditor

Tokyo/NewYork, May 29, 2002 - Crayfish Co., Ltd. (Nasdaq: CRFH; MOTHERS: 4747) ("Crayfish" or "the Company"), a leading provider of e-mail hosting services (service-mark "DESKWING") and other Internet-related services for small and medium-sized enterprises in Japan, announced today that its board of directors has nominated three new directors and one corporate auditor. These proposed nominations are subject to shareholder approval at the Company's extraordinary shareholders' meeting scheduled for June 28, 2002.

The Company's mid-long term goal is to increase its subscribers. Under the wing of current President and Representative Director Mr. Amane Horiuchi, the Company has aimed to achieve this mid-long term goal by working with third parties to offer new products and services, and to develop new marketing channels. The nominated directors will continue to implement strategies to achieve the Company's mid-long term goal, such as strengthening synergies with the Company's parent, Hikari Tsuhin, Inc., and its affiliates.

<u>New Directors</u>
Mr. Kazuhiko Muraki has been nominated to serve as the Company's President and Representative Director. Mr. Muraki was born in Tokyo, Japan, and has served as General Manager of Mobile Business Headquarters, Hikari Tsushin, Inc. since of May 29, 2002.

Mr. Fumio Komatsubara has been nominated to serve as the Company's Director and CFO, and Mr. Masaaki Shimamura has been nominated to serve as a Director of Crayfish.

Each of the following Directors' terms of office will expire at the close of the extraordinary shareholders' meeting scheduled for June 28, 2002: Mr. Amane Horiuchi, President and Representative Director; Mr. Shinya Kinoshita, CFO and Director; and Mr. Koji Yamamoto, Director.

New Auditors

Mr. Satoshi Suga, currently serving as the Company's Corporate Auditor, is expected to resign from office at the close of the shareholders' meeting and Mr. Koichi Kawai has been nominated to serve in his place.

About Crayfish

Founded in 1995, Crayfish Co., Ltd. (CRFH) of Tokyo, Japan, is a leading provider of e-mail services to small and medium-sized businesses in Japan, offering customized, reliable and expandable e-mail services and Internet solutions under the brand name "DESKWING". Crayfish has its American Depository Shares (ADSs) listed on NASDAQ National Market (ticker: CRFH) in the USA, and its common shares listed on MOTHERS (ticker: 4747) in Japan. Crayfish Co., Ltd. headquarters is located at WICS Bldg. 6F, Ikebukuro 2-2-1, Toshima-ku, Tokyo 171-0014, Japan.

Contact information:

<For corporate information in Japan>
Investor Relations Department
81-3-5957-0644
ir@crayfish.co.jp